FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

January 16, 2013

Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Selga Inc. (the “Registrant”)

Form 10-K for the year ended December 31, 2011

Filed April 12, 2012 (the “10-K”)

File Number 0-54501

Ladies and Gentlemen:

I am counsel to and secretary of the Registrant.  We are today amending the Registrant’s Form 10-K in response to the letter, dated January 2, 2013 (the “Letter”).  We have revised the indicated exhibits as set forth in the Letter.  The previous errors were inadvertent.  The Registrant is also sending the requested letter.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton